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Pedro J. Bermeo Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4091 tel pedro.bermeo@davispolk.com
CONFIDENTIAL

July 12, 2021

Re:	Weber Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Confidentially Submitted June 23, 2021

CIK No. 0001857951

Ms. Erin Purnell

Mr. Sergio Chinos

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Purnell and Mr. Chinos:

On behalf of our client, Weber Inc., a Delaware corporation (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to the draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated July 9, 2021 (the “Comment Letter”). In response to the comment set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions.

Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment as well as a summary of the responsive action taken. We have included page numbers to refer to the location in the revised Registration Statement where the revised language addressing the comment appears.

Ms. Purnell

Mr. Chinos

Division of Corporation Finance

U.S. Securities and Exchange Commission

Amended Draft Registration Statement

A Letter from Chris Scherzinger, CEO, page v

1.	Please move Mr. Scherzinger’s letter to a section of the prospectus that follows the Risk Factors.

Response:	In response to the Staff’s comment, the Company has moved Mr. Scherzinger’s letter to begin on page 141 of the revised Registration Statement.

* * * *

Should any questions arise, please do not hesitate to contact me at (212) 450-4091 (tel) or pedro.bermeo@davispolk.com, or Michael Kaplan at (212) 450-4111 (tel) or michael.kaplan@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Pedro J. Bermeo

Pedro J. Bermeo

cc:	Chris M. Scherzinger, Chief Executive Officer

Bill Horton, Chief Financial Officer

Weber Inc.

Michael Kaplan

Davis Polk & Wardwell LLP

Richard A. Fenyes

Joshua Ford Bonnie

Simpson Thacher & Bartlett LLP